Exhibit 99.1

FOR FURTHER INFORMATION:
AT INVESTOR RELATIONS INTL:
Haris Tajyar
Managing Partner
Ph: 818-382-9702
htajyar@irintl.com
FOR IMMEDIATE RELEASE
FEBRUARY 15, 2007
LJ INTERNATIONAL INCREASES ITS GOAL OF NEW STORE OPENINGS
FOR ITS ENZO JEWELRY CHAIN TO AT LEAST 100 BY END OF 2007
COMPANY ALSO ANNOUNCES IT HAS OPENED
THREE NEW STORES IN HONG KONG, SHANGHAI;
ENZO JEWELRY CHAIN NOW HAS 45 STORES ACROSS CHINA
HONG KONG and LOS ANGELES, February 15, 2007 — LJ International, Inc. (LJI) (Nasdaq/GM: JADE), one of the fastest-growing jewelry companies in the world and, through its ENZO brand, the largest foreign jewelry retailer in China, today announced it has increased its store opening count for 2007 with a new goal of at least 100 ENZO stores in operation by December 31, 2007, an increase from its prior guidance of 80 stores. The Company also announced the opening of three new stores in its ENZO retail chain. Two are in Shanghai and one is in Hong Kong. The three new outlets bring the total number of ENZO locations in China to 45.
One of the stores is located at the Sky Plaza shopping center of the Hong Kong International Airport. The other two new stores are located in Shanghai. One was opened at the Festival Walk shopping area on the Yang Pu District with the other in the Xinhualian Shopping Mall, operated by Shanghai Balian Company Ltd., China’s largest retail consortium.
Company to Reach 100-Store Goal Ahead of Beijing Olympics
Yu Chuan Yih, LJI Chairman and CEO, commented, “ENZO continues to perform well beyond all expectations, not only in store count, but also in overall revenues and now earnings contributions as well. The opening of our latest three stores enables us to start 2007 off to a fast start with prime shopping locations amid a continuing economic boom in China. As we reported last month, ENZO has now reached positive quarterly EBITDA — earnings before interest, taxes, depreciation and amortization — and operating profit. This financial performance together with our growing reputation as a jewelry retail trendsetter in China makes us confident that ENZO can achieve our new 100-store target by the end of 2007.”
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.
About LJ International Inc.
LJ International Inc. (LJI) (Nasdaq: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues and earnings. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world and in China, introduction of new products and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.
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